Paul Hastings LLP

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telephone (415) 856-7000

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www.paulhastings.com

February 25, 2015

VIA EDGAR CORRESPONDENCE

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Elfun Trusts – File Nos. 002-21301 and 811-00483

Elfun Diversified Fund – File Nos. 033-17093 and 811-05324

Elfun Income Fund – File Nos. 002-83041 and 811-03715

Elfun International Equity Fund – File Nos. 033-15071 and 811-05216

Elfun Tax-Exempt Income Fund – File Nos. 002-58407 and 811-02735

Elfun Government Money Market Fund – File Nos. 033-31205 and 811-05904

Ladies and Gentlemen:

On behalf of the various funds named above (collectively, the “Registrants”), we hereby respond to the oral comments provided on January 26, 2015 by Ms. Laura Hatch of the Securities and Exchange Commission’s staff with respect to the Form N-CSR for the period ended December 31, 2013.

Those comments are repeated below and organized in the same fashion as presented by Ms. Hatch.

1.	Comment: Under the Schedule of Investments, note (q) relating to payment-in-kind (“PIK”) securities does not contain sufficient disclosure to comply with the AICPA Audit Risk Alert - - Investment Company Industry Developments 2013/14 with respect to that type of security. The disclosure primarily lacks disclosure about the terms and range of payments of those securities. Specifically, if an issuer has the ability to pay a range of PIK interest, the current PIK and cash interest rates should be disclosed on the schedule of investments, along with the possible PIK interest rate range or the maximum PIK interest rate that could be paid.

Response: Comment accepted. Each Registrant has confirmed that its future Schedules of Investments will disclose the specific terms as it relates to both the cash and PIK interest rates along with the possible PIK interest rate range or the maximum allowable amount of PIK interest that could be paid, if applicable.

Securities and Exchange Commission

February 25, 2015

2.	Comment: Note 4 to the financial statements entitled “Derivatives Disclosure” does not contain sufficient disclosure about the volume of each type of derivative as required by Statement No. 161, Disclosures About Derivative Instruments and Hedging Activities (codified in ASC 815-10-50), paragraphs 1A and 1B. For example, the average notional volume for the relevant reporting period could address this requirement.

Response: Comment accepted. Each Registrant will add the required disclosure with respect to its applicable future financial statement notes.

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We also hereby provide the following statements on behalf of the Registrants:

•	The Registrants are responsible for the adequacy and accuracy of the disclosure in their filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Registrants may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (415) 856-7007 with comments and questions.

Very truly yours,

/s/ David A. Hearth

David A. Hearth for PAUL HASTINGS LLP

cc: GE Asset Management Incorporated